File No. 82-3929

FNC

09045113

SUPPL

FANCAMP EXPLORATION LTD.

INTERIM FINANCIAL STATEMENTS

OCTOBER 31, 2008 AND 2007

2008 venture 50
TSX Venture Exchange

FANCAMP EXPLORATION LTD.
BALANCE SHEETS

	October 31 2008	April 30 2008
Assets		
Current		
Cash and Cash Equivalents	532,756	326,585
Marketable Securities (Note 3)	2,368,225	166,217
Accounts Receivable	897,450	656,450
Sales Taxes Refundable	57,566	16,176
Accrued Mining Duty Receivable	31,284	31,284
Accrued Exploration Tax Credits Receivable	58,667	58,667
Prepaid Expenses	222,132	6,375
Total Current Assets	4,168,080	1,261,754
Investment in The Magpie Mines Inc. (Note 4)	118,530	118,530
Mineral Properties Interests (Note 5)	2,616,771	1,319,945
Total Assets	$ 6,903,380	$ 2,700,229
Liabilities		
Current		
Accounts Payable and Accrued Liabilities (Note 7)	52,768	31,315
Long-term		
Deferred Quebec Mining Duties	160,388	160,388
Total Liabilities	213,156	191,703
Shareholders' Equity		
Share Capital (Note 6 (a))	9,461,967	7,389,540
Contributed Surplus (Note 6 (b))	4,481,113	3,179,010
Accumulated Other Comprehensive Income	(143,179)	14,704
Deficit	(7,109,677)	(8,074,728)
Total Shareholders' Equity	6,690,224	2,508,526
Total Liabilities and Shareholders' Equity	$ 6,903,380	$ 2,700,229

Note 1 - Nature and Continuance of Operations

Note 9 - Contingencies

Note 10 - Subsequent Events

Approved by the Directors:

"Peter Smith" Director **"Debra Chapman" Director**

FANCAMP EXPLORATION LTD.
STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended October 31 2008	Six Months Ended October 31 2008	Three Months Ended October 31 2007	Six Months Ended October 31 2007
Revenue				
Mineral Property Royalties	12,500	25,000	-	-
Sale of Mineral Property Interests	2,264,751	2,264,751		
Net Mineral Property Option Revenue	20,000	42,870	100,000	266,384
	2,297,251	2,332,622	100,000	266,384
Expenses				
Audit and Accounting	30,275	30,275	3,900	3,900
Field Administration, Management and Consulting	7,500	15,000	7,500	15,000
General Exploration Expenditures (Recovery)	600	1,800	850	2,150
Interest Expenses and Bank Charges	251	289	34	49
Legal Fees	1,264	2,290	617	617
Office Rent, Supplies and Services	15,497	24,088	8,191	16,669
Share Transfer, Listing and Filing Fees	14,506	19,338	9,313	10,991
Stock-based Compensation	-	1,302,103	2,755,309	2,755,309
Telephone	1,330	2,807	894	2,236
Travel and Accomodations	582	1,473	-	-
Total Expenses	71,804	1,399,461	2,786,609	2,806,922
Net Income (Loss) Before Other Income (Expenses) and Income Taxes	2,225,448	933,161	(2,686,609)	(2,540,538)
Future Income Tax Recovery	34,190	31,891	-	-
Net Income (Loss)	$ 2,259,638	$ 965,052	$ (2,686,609)	$ (2,540,538)
Deficit, Beginning of Period	9,369,314	8,074,728	5,639,130	5,785,201
Deficit, End of Period	7,109,677	7,109,677	8,325,739	8,325,739
Net Income (Loss) Per Share				
Basic		0.03		(0.10)
Diluted		0.03		(0.09)
Weighted Average Number of Shares Outstanding				
Basic		28,670,981		25,138,981
Diluted		31,833,314		27,560,981

FANCAMP EXPLORATION LTD.
STATEMENTS OF CASH FLOWS

	Three Months Ended October 31 2008	Six Months Ended October 31 2008	Three Months Ended October 31 2007	Six Months Ended October 31 2007
Operating Activities				
Net income (loss) for the Period	2,259,638	965,052	(2,686,609)	(2,540,538)
Items Not Affecting Cash in the Period				
Net Mineral Property Option and Other Payments	21,484	131,140	-	188,000
Mineral Properties Interests Written Off/Down	-	-	-	(166,384)
Stock-based Compensation	-	1,302,103	2,557,301	2,557,301
Marketable Securities Acquired From Property Op	(2,250,000)	(2,250,000)		
Gain (Loss) on Marketable Securities	(34,190)	(109,891)	(41,234)	2,051
Dilution gain on and loss from equity investment	-	-	-	-
Future Income Tax Recovery	-	-	-	-
Others	-	-	-	-
	(3,068)	38,404	(170,542)	40,430
Changes in Non-Cash Working Capital Items	(699,956)	(476,693)	(55,364)	(273,402)
	(703,024)	(438,289)	(225,906)	(232,972)
Financing Activities				
Quebec Mining Duties	-	-	-	-
Quebec Exploration Tax Credit	-	-	-	-
Share Subscriptions Received	500,000	500,000	-	-
Shares Issued for Cash	1,548,826	1,548,826	490,368	492,176
Shares Issued for Property Acquisition	-	23,600	-	-
Total Financing Activities	2,048,826	2,072,426	490,368	492,176
Investing Activities				
Investment in The Magpie Mines Inc.	-	-	-	-
Proceeds from disposition of marketable securities	-	-	-	-
Mineral Property Acquisition	-	(37,818)	(14,899)	(22,732)
Mineral Exploration Expenditures	(952,631)	(1,390,147)	(26,985)	(64,544)
Total Investing Activities	(952,631)	(1,427,965)	(41,884)	(87,276)
(Decrease) Increase in Cash and Cash Equivalents	393,171	206,172	222,578	171,928
Cash and Cash Equivalents, Beginning of Period	139,587	326,585	142,886	193,536
Cash and Cash Equivalents, End of Period	$ 532,756	$ 532,756	$ 365,466	$ 365,466

Supplementary Disclosure of Non-Cash Financing and Investing Activities

Shares Issued on Mineral Property Acquisition Option		20,000		
Shares Received on Option to Sell Mineral Property Interest		2,250,000		
Shares Received for Magpie Property				

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Fancamp Exploration Ltd. ("Fancamp") was incorporated under the laws of the Province of British Columbia. The Company owns interests in mineral properties in the Provinces of Ontario, Quebec and New Brunswick, Canada. Fancamp is an exploration stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's legal interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has an accumulative loss of $9,359,676 at October 31, 2008 (2007 - $8,325,739) and has not developed any self sustaining operations. These financial statements have been prepared assuming the Company will continue on a going-concern basis, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to maintain its existence is dependent upon the continuing support of its creditors and its success in obtaining new equity financing for its ongoing operations. Realization values may be substantially different from carrying values, as shown in these financial statements, should the Company be unable to continue as a going-concern.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents. As at October 31, 2008 and 2007 the Company does not have any cash equivalents. As at October 31, 2008 the Company does have cash over the federally insured limit of $432,756. (2007 – $265,466).

Mineral properties interests

Fancamp capitalizes all acquisition costs and related exploration and development expenditures until such time as the property to which they relate is brought into production, abandoned, or deemed not to contain economic reserves. The costs will be amortized on a unit-of-production basis following commencement of production or written off to operations if the property is sold, abandoned or deemed to not contain economic reserves. Proceeds received from option payments are netted against capitalized costs and related exploration and development expenditures of the optioned property, before being recognized as income into operations. The amounts shown for mineral properties interests and deferred exploration and development costs represent net costs incurred to date and do not necessarily reflect present or future values.

Certain of the Company's mineral properties interests are held jointly with other parties. The capitalized costs of these mineral properties include only the Company's joint venture share of the costs.

Deferred Quebec mining duties

The Company qualifies under the Mining Duties Act (Quebec) for a refundable credit on qualifying exploration and development expenditures incurred in Quebec. Qualifying expenditures claimed for the purposes of receiving payment of this refund on a current basis will not be deductible in the calculation of duties from mineral production in future years. Accordingly, the full amount of such assistance has been recorded as deferred Quebec mining duties. On commencement of earnings from mineral production, the

Company intends to amortize this amount as a reduction of mining duties then payable over the estimated productive life of its properties.

Exploration tax credits

The Company accounts for accrued tax credits on eligible exploration expenditures as a deduction from its mineral properties interests, on a property by property basis, and will be charged to operations on the same basis as the deferred acquisition and exploration and development expenditures. The exploration tax credits are accrued in the year when the exploration expenditures are incurred, provided there is reasonable assurance that the tax credits will be realized.

Foreign currency transactions and translation

The Company's functional currency is Canadian dollars. Transactions in other currencies are recorded in Canadian dollars at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into Canadian dollars at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the statements of operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

Stock-based compensation

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period. Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Financial instruments and comprehensive income

The Company's financial instruments include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities. The Company designated its cash and cash equivalents as held-for-trading, its marketable securities as available-for-sale, its accounts receivable, as receivables, and its account payable and accrued liabilities as other financial liabilities. The fair values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values because of their short term nature. The Company recorded the marketable securities at its fair value and the unrealized gains and losses are recorded in the statement of comprehensive income on a net of tax basis. In management's opinion the Company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The Company is not exposed to derivative financial instruments.

Comprehensive income represents the change in shareholders' equity from transactions and other events from non-owner sources. Other comprehensive income refers to items that are recognized in comprehensive income but excluded from net income calculated in accordance with generally accepted accounting principles until such time as it is considered appropriate to recognize them in net income.

Income taxes

Future income tax assets and liabilities are recorded where the accounting net book value of assets and liabilities differ from their corresponding tax bases. The benefit of future income tax assets is only recognized when their realization is considered more likely than not.

The Company recognizes into income a future income tax benefit on the renouncement of Canadian exploration expenditures to its flow-through share investors.

Long-lived assets impairment

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to their fair value. Fair value is generally determined using a discounted cash flow analysis.

Asset retirement obligations

The Company recognizes the fair value of its liability for asset retirement obligations, which in the mining industry are categorized as "site restoration costs", in the year in which such liability is incurred and can be estimated. Upon recognition of an asset retirement obligation, the capitalized cost of the mineral properties interest is increased by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement obligation is adjusted for both the passage of time and revisions to the original estimates. If the obligation is settled for other than the carrying amount of the liability, a gain or loss on the settlement is recognized. The Company evaluated its site restoration costs to be $nil as at October 31, 2008 (2007 - $nil).

Income (loss) per share

Basic income (loss) per share is calculated by dividing the income (loss) for the year by the weighted average number of shares outstanding in the year. Diluted income (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method. Treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

Future Accounting Changes

a) Capital Disclosures and Financial Instruments – Disclosure and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Statements – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on May 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequence of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

b) International Financial Reporting Standards ("IFRS")

In January, 2006, the CICA's Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability ("PAEs"). The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. The use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact of adopting IFRS.

c) Goodwill and Intangible Assets

Section 3064, Goodwill and intangible assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new pronouncement establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This section is effective in the first quarter of 2009. The adoption of this section is not expected to impact the Company.

NOTE 3 – MARKETABLE SECURITIES

The Company has investments in marketable securities which have been classified as available for sale.

	2008	2007
	$	$
Champion Minerals Inc.	37,500	-
Uracan Resources Ltd., at fair market value	35,000	120.750
Probe Mines Ltd., at fair market value	4,798	42,925
Diadem Resources Ltd., at fair market value	177	1,419
Bonaventure Enterprises Inc., at fair market value	1,250	-
Nebu Minerals Ltd., at fair market value	7,000	-
RT Minerals Inc., private company	32,500	-
7013833 Canada Inc., private company	2,250,000	-
	2,368,225	165,094

The difference between the fair value and the cost of marketable securities has been recorded in accumulated other comprehensive income, net of future income taxes of $34,189.

Champion Minerals Inc.

The Company received 50% of the 300,000 common shares of Champion Minerals Inc. pursuant to an option agreement to sell 65% of its 50% interest in 15 iron properties which are part of the Mt. Reed/Mt. Wright property. The quoted market price of Champion Minerals Inc. was $0.25 as at October 31, 2008.

Uracan Resources Ltd.

The Company received 50% of the 350,000 common shares of Uracan Resources Ltd. in consideration for its 50% ownership interest in the Johan Beetz property. The quoted market price of the shares of Uracan Resources Ltd. was $0.20 as at October 31, 2008.

Probe Mines Ltd.

The Company received 100,000 common shares of Probe Mines Ltd. pursuant to an option agreement to sell its 100% interest in the McFaulds/Fancamp property in Ontario, consisting of 4 mineral claims.

During 2007, the Company sold 49,500 shares. The quoted market price of the shares was $0.095 as at October 31, 2008.

Diadem Exploration Inc.

The Company received an ownership interest in 23,790 first preferred shares of Diadem Exploration Inc. in consideration for its 50% ownership interest in 102 claims in the Otish Mountain region of Quebec. The Company previously received a 100% ownership interest in 2,990 of the first preferred shares and a 50% joint ownership interest in the remaining 20,800 shares.

Diadem Exploration Inc. is a 100% subsidiary of Diadem Resources Ltd., a Canadian public company. The shares in Diadem Exploration Inc. were exchanged into shares of Diadem Resources Ltd. at the option of Diadem Resources Ltd., at an exchange price of $1.888. The Company now holds a 100% interest in 1,584 common shares and a 50% interest in 11,017 common shares. The quoted market price of the shares of Diadem Resources Ltd. was $0.03 as at October 31, 2008.

Bonaventure Enterprises Inc.

The Company received 50% of the 100,000 common shares of Bonaventure Enterprises Inc. pursuant to an option agreement to sell its 50% interest in the Baie Comeau property. The quoted market price of the shares of Bonaventure Enterprises Inc. was $0.025 as at October 31, 2008.

Nebu Minerals Ltd.

The Company received 50% of the 350,000 common shares of Nebu Minerals Ltd. pursuant to an option agreement to sell its 50% interest in the George River property. The quoted market price of the shares of Nebu Minerals Ltd. was $0.04 as at October 31, 2008.

RT Minerals Inc.

The Company received 50% of the 500,000 common shares of RT Minerals Inc. pursuant to an option agreement to sell its 50% interest in the Godbout claims, part of the Baie Comeau property. As of April 30, 2008, RT Minerals Inc. was a private company and the estimated market price of the shares of RT Minerals Inc. was $0.13 as at October 31, 2008.

7013833 Canada Inc.

The Company received 1,500,000 redeemable face value fully paid non-assessable shares of 7013833 Canada Inc., pursuant to an option agreement to sell its 100% interest in the Lac La Blache property. The preferred shares are secured by the property and will pay a 5% annual dividend.

The Company received a further 50% of 1,500,000 redeemable face value fully paid non-assessable shares of 7013833 Canada Inc., pursuant to an option agreement to sell its 50% interest in the Consolidated Morrison and Hanna properties. The preferred shares are secured by the property and will pay a 5% annual dividend. On November 10, 2008, Argex Silver Capital Inc. entered into an agreement to acquire all of the assets of 7012833 Canada Inc. As per this agreement, the preferred shares have a redeemable face value of $1.00 per preferred share. In the event of a going public transaction, the total redeemable face value of the preferred shares is convertible into common shares at the share price of the corporation.

For further details, see "Mineral Properties Interests".

NOTE 4 – INVESTMENT IN THE MAGPIE MINES INC. ("THE MAGPIE")

During the fiscal year 2008, the Company received 50% of the 54,921,962 common shares of The Magpie in consideration for its 50% ownership interest in the Magpie property. The Company recorded the cost of 27,460,981 common shares of The Magpie at $10,446 as the cost incurred on the Magpie

property. The Company's original 50% equity stake has been and may be further diluted based on share capital financing that were carried out in The Magpie for ongoing funding of Magpie property. The Company accounts for The Magpie on an equity basis resulting in an equity loss of $16,044 and a gain on dilution of $124,127 for the year ended April 30, 2008. As April 30, 2008, the Company held 48.67% of The Magpie.

NOTE 5 - MINERAL PROPERTIES INTERESTS

The Company's mineral properties interests are detailed below and in Schedule I – Summary of Deferred Costs on Mineral Properties Interests.

(a) 100% owned claims in the Province of New Brunswick

Upsalquitch Forks claims

Six of the Upsalquitch Forks claims are subject to a royalty interest of 1% net smelter returns, which the Company may retire by the payment of $500,000.

St. George's claims

18 of the 56 St. George's claims are subject to a royalty interest of 1% of net smelter returns, of which the Company may retire ½% net smelter returns by the payment of $250,000.

Digdeguash River claims

These 102 claims are subject to a royalty interest of 1% of net smelter returns.

(b) 100% owned claims in the Province of Quebec

Lemoine Township claims

The Lemoine claims are subject to a royalty interest of 1 1/2% of net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Manic III claims

The Manic III claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1% net smelter returns by the payment of $1,000,000.

Beauce claims

The Company earned a 100% interest in 31 mineral claims which are subject to a royalty interest of 1.5% net smelter return, of which the Company may retire 1% net smelter returns by the payment of $1,000,000. The Company also holds an additional 390 claims that were acquired by staking.

Lac La Blache claims

The Company owns a 100% interest in 18 claims in the Lac De La Blache region.

In August, 2008, the Company entered into an option agreement with 7013833 Canada Inc. whereby 7013833 Canada Inc. may acquire a 100% interest in these claims by:

(i) making cash payments totalling $175,000 over 3 years ($25,000 paid to date),

(ii) issuing 1,500,000 redeemable face value, fully paid, non-assessable preferred shares, secured by the property and paying a 5% annual dividend,

(iii) signing a net smelter agreement in favor of Fancamp for 2%, rising to 4% two years following production,

(iv) paying an advance royalty of $100,000 per year, beginning at the end of year three.

After earning its 100% interest, the purchaser will have the option of purchasing back up to 50% of the NSR for $1,500,000.

(c) 100% owned claims in the Province of Ontario

McFaulds Fancamp claims

The McFaulds Fancamp claims are subject to a royalty interest of 2% net smelter returns, of which the Company may retire 1.5% net smelter returns by the payment of $1,500,000.

Norway Lake claims

In the first quarter 2008, the Company entered into an agreement to acquire 105 claim units in the Thunder Bay Mining Division. To earn a 100% interest in these claims the Company will:

(i) pay a total of $37,500.00 to the vendor ($12,500.00 paid to date),
(ii) issue a total of 60,000 common shares of Fancamp (20,000 issued to date),
(iii) spend $150,000 on exploration and development over three years.

The vendor will retain a 2% NSR of which 1% may be bought back for $500,000.

(d) Mineral properties interests held jointly with others

Mt. Reed / Mt. Wright claims

The Company owns a 50% interest in 500 claims in the Mt. Reed / Mt. Wright region. The claims are held jointly with Sheridan Platinum Group Ltd. ("Sheridan"), a company who is a significant shareholder of the Company as at October 31, 2008.

During the first quarter, 2008, the Company entered into an option agreement with Champion Minerals Inc. on 15 of these iron properties. Champion may acquire up to a 65% interest in these claims by:

(i) making cash payments totaling $1,000,000 over 4 years ($200,000 paid to date),

(ii) issuing 2,500,000 common shares over 4 years (300,000 issued to date),

(iii) spending a total of $6,000,000 in staged exploration and development work over 4 years.

After earning its 65% interest, Champion will have the option of acquiring a further 5% interest by producing a bankable feasibility study and issuing a further 500,000 common shares. Once Champion has completed its earn-in a joint venture will be formed, subject to other terms and conditions.

In August, 2008, the Company entered into an option agreement with 7013833 Canada Inc. on 2 of these iron properties (Hanna and Consolidated Morrison), whereby 7013833 Canada Inc. may acquire a 100% interest in these claims by:

(i) making cash payments totaling $175,000 over 3 years ($12,500 paid to date),

(ii) issuing 1,500,000 redeemable face value, fully paid, non-assessable preferred shares, secured by the property and paying a 5% annual dividend,

(iii) signing a net smelter agreement in favor of Fancamp for 2%, rising to 4% two years following production,

(iv) paying an advance royalty of $100,000 per year, beginning at the end of year three.

After earning its 100% interest, the purchaser will have the option of purchasing back up to 50% of the NSR for $1,500,000.

Longue Pointe de Mingan claims

The Company owns a 50% interest in this 39 claim property. The claims are held jointly with Sheridan.

St. Urbaine claims

The Company owns a 50% interest in 3 claims in Quebec. The claims are held jointly with Sheridan.

Dieter Lake claims

The Company owns a 50% interest in 261 claims in Quebec. The claims are held jointly with Sheridan.

George River claims

The Company owns a 50% interest in 368 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2008, the George River claims became subject to an option agreement with Nebu Resources Ltd. ("Nebu"), whereby Nebu has the option to earn a 100% interest by:

(i) paying $50,000 within two days of signing (fulfilled),
(ii) paying $350,000 and issuing 350,000 common shares of Nebu by April 30, 2008 (fulfilled),
(iii) paying $325,000 by April 30, 2008 (fulfilled),
(iv) paying $200,000 by November 30, 2008,
(v) paying $1,000,000 or issuing 1,000,000 shares at a deemed price of $1.00 at the optioners' choice by April 30, 2009.

Payments may be reduced by 25% for any property dropped from the option before the due dates of the payments. In June, 2008, Nebu dropped 124 claims and reduced future option payments by $150,000. During the second quarter of 2008, Nebu Resources Ltd. relinquished their option and the claims have been returned to Fancamp and Sheridan.

Baie Comeau claims

The Company owns a 50% interest in 274 claims in Quebec. The claims are held jointly with Sheridan.

In fiscal 2008, 222 of these claims became subject to an option agreement with Bonaventure Enterprises Inc. ("Bonaventure"), whereby Bonaventure has the option to earn a 50% interest by:

(i) paying $50,000 and issuing 100,000 common shares of Bonaventure upon signing (fulfilled),
(ii) paying $50,000 and issuing 100,000 common shares at end of year 1
(iii) paying $50,000 and issuing 100,000 common shares at end of year 2
(iv) paying $100,000 and issuing 100,000 common shares at end of year 3

In addition, Bonaventure is required to spend $500,000 on exploration in year 1, $750,000 in year 2 and $1,250,000 in year 3 to earn its 50% interest. Upon Bonaventure exercising the initial option, they can acquire a further 10% interest in the property by producing a bankable feasibility study on the property within 2 years and issuing 10% of the outstanding shares of Bonaventure.

Also in fiscal 2008, 52 of these claims ("known as the Godbout") became subject to an option agreement with RT Minerals Inc. ("RT"), whereby RT has the option to earn a 100% interest by:

(i) paying $25,000 and issuing 500,000 common shares of RT upon signing (fulfilled),

(ii) paying $50,000 at end of year 1, amended to $20,000 (fulfilled)

Upon completion of the agreement, the Company and Sheridan, with a 50% joint interest each, are entitled to a 6% NSR royalty, with a buyback on 3% for $1,000,000. An advance royalty is payable. As at August 29, 2008, RT Minerals has earned their 100% interest in these claims.

Villebon Nickel claims

The Company owns a 50% interest in 125 claims in Quebec. The claims are held jointly with Sheridan. In fiscal year 2007, the Company and Sheridan jointly entered into an option agreement with Les Resources Tectonic Inc. ("Tectonic") to acquire 100% of 5 mineral claims located in Villebon township owned by Tectonic for the following consideration:

(i) paying $15,000 upon signing (fulfilled)
(ii) paying $25,000 at the end of year 1 (fulfilled)
(iii) paying $35,000 at the end of year 2
(iv) paying final $45,000 at the end of year 3

The Company and Sheridan are required to spend $50,000, $75,000 and $150,000 on the property on year one, two and three respectively. Further, Tectonic is entitled to a 2% Net Smelter Return which the Company and Sheridan can buyback 1% for $1,000,000.

Rupert II Uranium claims

The company owns a 50% interest in 33 claims in Quebec. The claims are jointly held with Sheridan.

Desolation Lake claims

The Company owns a 50% interest in fifty nine (59) blocks of sixteen (16) claim units in Ontario. The claims are jointly held with Sheridan.

(e) Mineral property royalty interests

Fancamp Township claims

The Company holds a 10% net profits royalty on 17 mineral claims in Quebec (2007: 17 claims). The cost of those mineral claims is carried at a nominal value.

Mountain claims

The Company holds a royalty interest of 0.5% net smelter returns on 29 claims (2007: 29 claims) in Quebec, of which 0.25% net smelter returns may be retired by the payment of $250,000 at the beginning of production.

Johan Beetz claims

Uracan Resources Ltd. has now earned a 100% interest in the previously held 50% interest in 1,703 claims in Quebec. The Company retains a 1 ½% net smelter royalty for the first two years of commercial production, increasing to 2 ½% thereafter. URC is required to make quarterly advance royalty payments of $12,500 to the Company as of January 1, 2008.

NOTE 6 - SHARE CAPITAL

(a) Authorized: 50,000,000 common shares without par value

Issued:

	2008		2007	
	Number	Amount	Number	Amount
		$		$
Balance, beginning of period	27,510,981	7,389,540	25,126,924	6,931,165
Share capital received	-	500,000	-	-
Issued for cash	3,440,000	1,720,000	-	-
Share issuance costs	-	(294,589)	-	-
Agent's commissions	-	123,416	-	-
Exercise of stock options	-	-	2,334,057	294,168
Pursuant to mineral property option	20,000	23,600	-	-
Allocated from Contributed Surplus	-	-	-	198,008
Balance, end of period	**30,970,981**	**9,461,967**	**27,460,981**	**7,423,341**

(b) Contributed surplus

	2008	2007
	$	$
Balance, beginning of period	3,179,010	197,932
Reclassify portion of stock options exercised to share capital	-	55,102
Stock-based compensation on stock options granted during the period	1,302,103	67,077
Balance, end of period	**4,481,113**	**209,907**

(c) Share purchase warrants

There are warrants outstanding for the purchase of up to 1,500,000 common shares, at a price of $0.75 per share, expiring September 29, 2010. There are further warrants outstanding for the purchase of up to 220,000 common shares, at a price of $0.75 per share, expiring October 17, 2010. All warrants are subject to forced acceleration in the event the Company's shares close at a price of $1.00 per share for 30 consecutive trading days after the four month hold period has expired.

(d) Management incentive options

The Company's stock option plan provides for the granting of stock options totaling in aggregate up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to regular employees and persons providing investor-relation services or consulting services up to a limit of 5% and 2% respectively of the Company's total number of issued and outstanding shares per year. The stock options are fully vested on the date of grant, except stock options granted to consultants or employees performing investor relation activities, which vest over 12 months. The option price must be greater or equal to the discounted market price on the grant date and the option expiry date can not exceed five years after the grant date.

In June and July, 2008 (first quarter), the Company granted incentive stock options for the purchase of up to 750,000 common shares, at a price of $1.90 per share, exercisable on or before June 23, 2013 as to 50,000 and July 24, 2013 as to 700,000. No options were granted, exercised, re-priced or expired during the current period.

The fair value of the options granted was estimated at the date of granting using the Black-Scholes option pricing model with the following assumptions; risk free interest rate at 3.42 and 3.37, dividend yield of 0%, volatility factor of 143.61% and 143.44% and an expected life of 5. The amount of $1,302,103 relating to stock-based compensation on options that vested during the first quarter has been charged to operations and credited to contributed surplus.

A summary of stock options outstanding and exercisable is as follows:

Exercise price per share	Expiry date	Number of options outstanding 2008	2007
0.15	July 4, 2010	50,000	100,000
1.90.	October 30,2012	1,700,000	1,700,000
1.90	February 13, 2013	250,000	-
1.90	June 23, 2013	50,000	-
1.90	July 23, 2012	700,000	-
		2,750,000	1,800,000

(f) Flow-through common shares

The Company issues flow-through common shares to finance part of its exploration expenditures. The income tax deductions related to the exploration expenditures are claimable only by the investors of the flow-through common shares.

As at October 31, 2008, the Company has a commitment to incur $1,670,000 of qualifying Canadian exploration expenditures (as defined in the Canadian Income Tax Act) by December 31, 2009 pursuant to the terms of issuance of the flow-through shares.

NOTE 7 - RELATED PARTY TRANSACTIONS AND BALANCES

Transactions and balances with related parties not disclosed elsewhere in these financial statements comprise:

	2008	2007
	$	$
a) Professional geological fees paid, or payable, to a Director	53,850	32,895
b) Administration fees and rent paid, or payable, to Directors	12,115	11,815
c) Accounts payable to a major shareholder at October 31	7,038	7,038
d) Accounts receivable from a major shareholder at October 31	397,449	-

Transactions with related parties are measured at the exchange amount of consideration established and agreed to by the related parties.

NOTE 8 – INCOME TAXES

The potential benefit of net operating loss carry forwards has not been recognized in the financial statements since the Company cannot be assured that it is more likely than not that such benefit will be utilized in future years.

NOTE 9 – CONTINGENCIES

Under the terms of exploration licenses granted in prior years by the State of Botswana, ("Botswana") the Company was obligated to meet specified exploration commitments over the term of the licenses.

Botswana is entitled to recover any exploration expenditure shortfall by requiring payment of the shortfall amount in default. The Company's last remaining license expired in the 2001 fiscal year. An estimated exploration commitment shortfall of 3,190,605 Botswana Pula remained upon termination of the Company's exploration work in Botswana. In fiscal year 2005, the Company wrote off its estimated exploration commitment shortfall balance to the Botswana government into operations in the amount of $610,170. In the event that the Botswana government initiates collection of the above-noted exploration commitment shortfall, the Company will be subject to a potential liability of 3,190,605 Botswana Pula (Cdn$680,237).

NOTE 10 – SUBSEQUENT EVENTS

Subsequent to October 31, 2008, the Company has continued its exploration work on the McFauld's Lake property. Reconnaissance drilling was completed on the Magpie titaniferous deposit belonging to the Company's 48.7% owned subsidiary, The Magpie Mines Inc.

The Company closed a non-brokered private placement of $1,000,000 through the sale of 4,000,000 flow-through units at $0.25 per unit. See news release of December 5, 2008 for further details.

The Company agreed to raise a further $150,000 through the sale of 480,000 flow-through units at $0.25 per unit and 120,000 non-flow-through units at $0.25 per unit. See news release of December 9, 2008 for further details.

On November 10, 2008, Argex Silver Capital Inc. entered into an agreement in principal to acquire all of the assets of 7013833 Canada Inc. as a qualifying transaction. See Argex Silver Capital Corp. (RGX.P) news release dated November 18, 2008 for further details.

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three months ended October 31, 2008:

	As At July 31, 2008			Mineral Properties Interest Expenditures Incurred During the Three Months Ended October 31, 2008				As at October 31, 2008		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option and Other Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Beauce, PQ	94,777	212,318	307,095			300		94,777	212,618	307,395
Cundy Lake, NB	574	680	1,254					574	680	1,254
Digdequash, NB	5,739	15,569	21,308			600		5,739	16,169	21,908
Dileo Lake, PQ	-	125	125					-	125	125
Gamache, PQ	56	357	413					56	357	413
Lac de la Blache, PQ	1,334	18,702	20,036		(1,525,000)		1,504,965	0	1	1
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	179	681					502	179	681
Lemoine, PQ	4,740	11,871	16,611					4,740	11,871	16,611
Manic III, PQ	2,254	3,754	6,008					2,254	3,754	6,008
McFaulds Fancamp, ON	1,290	514,424	515,714			908,754		1,290	1,423,178	1,424,468
Norway Lake, ON	36,100	3,450	39,550			43,687		36,100	47,137	83,237
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
Sept-Iles Mechant, PQ	2,068	35,593	37,661					2,068	35,593	37,661
St. George's, NB	10,418	159,240	169,658			(194)		10,418	159,046	169,464
Upsalquitch Forks, NB	301	1,700	2,001					301	1,700	2,001
Jointly Held										
Baie Comeau, PQ	1	-	1					1	-	1
Desolation Lake, ON	97,487	2,300	99,787					97,487	2,300	99,787
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	1	-	1					1	-	1
Hanna Uranium, PQ	1,450	-	1,450		(762,500)		761,051	1	-	1
Johan Beetz, PQ	1	-	1					1	-	1
Longue Pointe de Mingan, PQ	-	366,250	366,250					-	366,250	366,250
Mt. Reed/Mt. Wright, PQ	1	-	1			(1,265)		1	(1,265)	(1,264)
St. Urbaine, PQ	-	(1,014)	(1,014)					-	(1,014)	(1,014)
Villebon, PQ	23,198	2,934	26,132			750		23,198	3,684	26,882
Royalty Interests	-	-	-					-	-	-
Fancamp, PQ	1	-	1					1	-	1
Mountain, PQ	1	-	1					1	-	1
	$ 299,200	$ 1,386,423	$ 1,685,624	$ -	$ (2,287,500)	$ 952,631	$ 2,266,016	$ 296,416	$ 2,320,353	$ 2,616,771

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the six months ended October 31, 2008:

	As At April 30, 2008			Mineral Properties Interest Expenditures Incurred During the Six Months Ended October 31, 2008				As at October 31, 2008		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option and Other Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Beauce, PQ	94,777	202,535	297,312			10,083		94,777	212,618	307,395
Cundy Lake, NB	574	680	1,254					574	680	1,254
Digdequash, NB	5,739	11,097	16,836			5,072		5,739	16,169	21,908
Dileo Lake, PQ		125	125					-	125	125
Gamache, PQ	56	357	413					56	357	413
Lac de la Blache, PQ	1,334	5,727	7,061		(1,525,000)	12,975	1,504,964	-	1	1
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	179	681					502	179	681
Lemoine, PQ	4,740	11,871	16,611					4,740	11,871	16,611
Manic III, PQ	2,254	3,754	6,008					2,254	3,754	6,008
McFaulds Fancamp, ON	1,290	117,391	118,681			1,305,787		1,290	1,423,178	1,424,468
Norway Lake, ON		2,850	2,850	36,100		44,287		36,100	47,137	83,237
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
Sept-Iles Mechant, PQ	2,068	35,593	37,661					2,068	35,593	37,661
St. George's, NB	10,418	159,015	169,433			31		10,418	159,046	169,464
Upsalquitch Forks, NB	301	1,550	1,851			150		301	1,700	2,001
Jointly Held										
Baie Comeau, PQ	1		1					1	-	1
Desolation Lake, ON	102,013	1,100	103,113		(4,526)	1,200		97,487	2,300	99,787
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	1		1					1	-	1
Hanna Uranium, PQ	1,450		1,450		(762,500)		761,051	1	-	1
Johan Beetz, PQ	1	-	1					1	-	1
Longue Pointe de Mingan, PQ	-	366,250	366,250					-	366,250	366,250
Mt. Reed/Mt. Wright, PQ	18,499	73,835	92,334	1,718	(128,000)	9,812	22,871	(84,913)	83,647	(1,264)
St. Urbaine, PQ	-	(1,014)	(1,014)					-	(1,014)	(1,014)
Villebon, PQ	23,198	2,934	26,132			750		23,198	3,684	26,882
Royalty Interests										
Fancamp, PQ	1		1					1	-	1
Mountain, PQ	1		1					1	-	1
	$ 286,123	$ 1,033,820	$ 1,319,945	$ 37,818	$ (2,420,026)	$ 1,390,147	$ 2,288,886	$ 211,503	$ 2,405,266	$ 2,816,771

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the three months ended October 31, 2007:

	As At July 31, 2007			Mineral Properties Interest Expenditures Incurred During the Period Ended October 31, 2007				As at October 31, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake				574		680		574	680	1,254
Digdeguash, NB	3,655	4,194	7,849			503		3,655	4,697	8,352
Dileo Lake, PQ	-	125	125					-	125	125
Gamache, PQ	56	357	413					56	357	413
La Grande, PQ	(1,100)	1,100	-					(1,100)	1,100	-
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	177	679					502	176	678
Lemoine, PQ	4,390	8,113	12,503			6,132		4,390	14,245	18,635
Manic III, PQ	2,255	3,754	6,009					2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	-	1,242
McFaulds	-	-	-			4,550		-	4,550	4,550
Sept-Iles Mechant, PQ	2,068	34,492	36,560			4,677		2,068	39,169	41,237
St. George's, NB	7,403	123,919	131,322					7,403	123,919	131,322
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976	5,934	8,910					2,976	5,934	8,910
Beauce, PQ	93,382	92,361	185,743	450		1,300		93,832	93,661	187,493
Dieter Lake, PQ	6,961	9,400	16,361					6,961	9,400	16,361
George River, PQ	(2,019)	2,021	2					(2,019)	2,021	2
Hanna Uranium, PQ	1,450		1,450					1,450	-	1,450
Johan Beetz, PQ	1		1					1	-	1
Longue Pointe de Mingan, PQ	-	350,006	350,006					-	350,006	350,006
Magpie	-	-	-	1,375		975		1,375	975	2,350
Mt. Reed/Mt. Wright, PQ	13,500	47,215	60,715			5,837		13,500	53,052	66,552
Rupert, PQ	8,135	28,036	36,171					8,135	28,036	36,171
St. George's, NB	(745)	40,029	39,284			382		(745)	40,411	39,666
St. Urbaine, PQ		1,118	1,118			1,950		-	3,068	3,068
Villebon	10,698	3,487	14,185	12,500				23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	$ 185,451	$ 781,185	$ 966,636	$ 14,899	$ -	$ 26,986	$ -	$ 200,350	$ 808,170	$ 1,008,521

Fancamp Exploration Ltd.
Schedule I - Summary of Deferred Costs on Mineral Properties Interests

The following is a summary of mineral properties interests costs deferred during the six months ended October 31, 2007:

	As At April 30, 2007			Mineral Properties Interest Expenditures Incurred - During the Period Ended October 31, 2007				As at October 31, 2007		
	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total	Acquisition Costs Incurred	Option Payments (Received)	Exploration Expenditures Net of Exploration Tax Credits	(Write Downs) (Write Offs) Income/Sales	Deferred Acquisition Costs	Deferred Exploration Expenditures	Total
100% Owned										
Beam, PQ	1	376	377					1	376	377
Cundy Lake	-	-	-	574		680		574	680	1,254
Digdeguash, NB	-	-	-	3,655		4,194		3,655	4,194	7,849
Dileo Lake, PQ	-	-	-			125		-	125	125
Gamache, PQ	56	282	338			75		56	357	413
La Grande, PQ	(1,100)	1,100	-					(1,100)	1,100	
Lac de la Blache, PQ	1,334	5,643	6,977					1,334	5,643	6,977
Lac Gaudreault, PQ	1,808	179	1,987					1,808	179	1,987
Lac Laura, PQ	502	178	680					502	177	679
Lemoine, PQ	4,390	7,463	11,853			6,782		4,390	14,245	18,635
Manic III, PQ	2,255	3,526	5,781			228		2,255	3,754	6,009
Manicuagan, PQ	27,195	17,599	44,794					27,195	17,599	44,794
Matonipi, PQ	1,242		1,242					1,242	-	1,242
McFaulds	-	-	-			4,550		-	4,550	4,550
Sept-Iles Mechant, PQ	1,024	29,942	30,966	1,044		9,227		2,068	39,169	41,237
St. George's, NB	5,319	123,919	129,238	2,084		3,952		7,403	127,871	135,274
Upsalquitch Forks, NB	301	1,550	1,851					301	1,550	1,851
Jointly Held										
Baie Comeau	2,976		2,976			5,934		2,976	5,934	8,910
Beauce, PQ	92,982	91,253	184,235	850		2,408		93,832	93,661	187,493
Dieter Lake, PQ	6,961	9,320	16,281			583		6,961	9,903	16,864
George River, PQ	19,597	2,021	21,618				(21,616)	(2,019)	2,021	2
Hanna Uranium, PQ	1,450		1,450					1,450	-	1,450
Johan Beetz, PQ	1		1					1		1
Longue Pointe de Mingan, PQ	-	349,956	349,956			50		-	350,006	350,006
Magpie	-	-	-	1,375		975		1,375	975	2,350
Mt. Reed/Mt. Wright, PQ	12,850	33,498	46,348	650		23,303		13,500	56,801	70,301
Rupert, PQ	8,135	26,588	34,723			1,448		8,135	28,036	36,171
St. George's, NB	(745)	36,459	35,714					(745)	36,459	35,714
St. Urbaine, PQ		1,118	1,118			(1,800)		-	(682)	(682)
Villebon	10,698	1,657	12,355	12,500		1,830		23,198	3,487	26,685
Royalty Interests										
Fancamp, PQ	1		1					1		1
Mountain, PQ	1		1					1		1
	$ 199,234	$ 743,627	$ 942,861	$ 22,732	$ -	$ 64,544	$ (21,616)	$ 200,350	$ 808,170	$ 1,008,521

Fancamp Exploration Ltd.
Schedule II - Exploration Expenditures on Mineral Properties Interests
October 31, 2008 and 2007

Incurred in the Six Months Ended October 31, 2008:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2008
Beauce			10,083		10,083
Desolation Lake			1,200		1,200
Digdeguash			922	4,150	5,072
Lac La Blache			12,975		12,975
McFaulds	15,413	1,035,311	4,900	250,162	1,305,787
Mt. Reed/Mt. Wright			9,812		9,812
Norway Lake		3,477	1,450	39,360	44,287
St. George		(194)	225		31
Upsalquitch Forks			150		150
Villebon				750	750
	$ 15,414	$ 1,038,595	$ 41,718	$ 294,423	$ 1,390,147

Incurred in the Six Months Ended October 31, 2007:

	Camp Costs	Drilling Assays	Engineering, Consulting, and Sundry	Prospecting, Ground, Air Surveys	Total 2007
Baie Comeau		2,734	3,200		5,934
Beauce			2,408		2,408
Cundy Lake				680	680
Dieter Lake			80		80
Digdeguash		503	3,300	894	4,697
Dileo Lake			125		125
Gamache			75		75
Lemoine			650	6,132	6,782
Longue Pointe Mingan			50		49
Magpie			975		974
Manic III			228		228
McFaulds			4,550		4,550
Mt. Reed/Mt. Wright			19,554		19,554
Rupert			1,448		1,448
Sept-Iles Mechant			3,050	6,177	9,227
St. George		322	1,880	1,750	3,952
St. Urbain			1,950		1,950
Villebon			1,830		1,830
	$ -	$ 322	$ 36,240	$ 14,059	$ 50,620

File No. 82-3929

2008venture50
TSX venture EXCHANGE

FNC FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the Company and notes thereto for the period ended October 31, 2008. The Company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The Company's reporting currency is Canadian dollars. The date of this Management Discussion and Analysis is December 16, 2008. Additional information on the Company is available on SEDAR at www.sedar.com and the Company's web site at www.fancampexplorationltd.ca.

NATURE OF BUSINESS

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration.

OVERALL PERFORMANCE

The Company raised a total of $2,840,000 from September 19, 2008 to date, providing funds necessary to further the Company's exploration programs.

The Company's exploration activities were primarily focused on its 2,560 hectare McFauld's Lake property. A substantial portion of the ultrabasic intrusive complex is located on the Company's property. A reconnaissance drill program has been underway since August, 2008 on the Company's C-1, C-5 and C-6 targets. Initial assays were reported on October 21, 2008 on the first two holes drilled. (See McFauld's Lake Property under Mineral Properties section.)

The Company's 48.7% owned subsidiary, The Magpie Mines Inc., also began a drill program which was completed on November 4, 2008. (See Investment in Magpie Mines Inc. section.)

During the quarter, the Company continued to seek joint venture partners for its various properties and was successful in entering into a sale agreement on 2 of its jointly held properties and 1 of its wholly owned properties. (See Hanna and Lac La Blache under Mineral Properties section.)

RESULTS OF OPERATIONS

The Company recorded a profit of $2,259,638 for the three months ended October 31, 2008, compared to a net loss of $2,686,609 for the three months ended October 31, 2007. The Company earned $32,500 in mineral property option and royalty revenue. Further earnings of $2,264,751 from agreements entered into for the sale of mineral properties included $37,500 paid in cash and $2,250,000 in $1.00 face value preferred shares of 7013833 Canada Inc., a private company. See Note 3 "Marketable Securities" attached to the financial statements. Management fees remained relatively consistent quarter over quarter. See Note 7 "Related Party Transactions and Balances" attached to the financial statements.

MINERAL PROPERTIES

100% Owned McFaulds Fancamp Property, Ontario

During the Quarter, the Company reported assay results from Holes 1 and 2, taken from a series of 1.5 metre test samples, at ten metre intervals (28 samples in Hole 1, 18 samples in Hole 2) drilled on the C-1 target. The "one metre of granular semi massive pyrite" in Hole 2 assayed 3.52% Ni, 0.17% Cu, 2.7g Pd and 233 ppb Pt over 0.9 metres, from 44.1 metres to 45.0 metres in the hole. This occurrence, given its location could represent the edge of a larger sulphide zone at depth. The intersection lies approximately in the middle of a one hundred metre length in the hole from surface which is characterized by extensive faulting, strong hydrothermal alteration including development of hematite, chlorite and serpentinite. The zone is believed to be steeply dipping and lies about 100 metres to the east of the original VTEM "conductive corridor target" tested in the current drill programme.

The first one hundred metres in the overlying Hole 1 displays similar structure and alteration, although no significant sulphide was seen. A further difference can be seen in the silver content, which in the ten test samples of the Hole 2 interval, lies in the 1- 6 g/t range, as opposed to sub detection levels (mainly less than 0.3 g/t) in the nine test samples from the Hole 1 interval some twenty metres above. This contrast reinforces the idea that we are looking at the top of a hydrothermal system which includes massive nickel bearing sulphides. The balance of the total 46 test samples received to date show only background values for nickel in the 0.1% – 0.2 % range, and geochemically anomalous copper and PGM values in the .01% - .02% Cu, 2-13 ppb Au, 50-200 ppb Pd, 30-90 ppb Pt ranges.

Six holes have been completed on the target for a total of 2400 metres. No massive sulphides apart from that reported have been seen, although thin hairline seams of serpentinite in peridotite are often seen to carry weakly disseminated millerite - a nickel rich sulphide. Faulting and alteration zones are common.

Noront's Hole 40, which enters Fancamp's ground at 690 metres in the hole, at a depth of 570 metres, shows numerous massive chromite layers interspersed with pyroxenite and peridotite, and ranging in thickness from fractions of a meter to seven metres, scattered through a 90.9 metre wide section between 632.7 and 723.6 metres in the hole. The massive seven metre thick chromite zone occurs at the bottom of the section. Peridotite containing 5-10% fine grained sulphide, occurs in the 10.5 metre interval between 723.6 and the end of the hole at 734.1 metres.

Assays from about 200 test samples taken at ten metre intervals in Holes 3, 4, 5 and 6 are pending, as are the samples from Hole 40.

Hole 7 has been drilled on the C-6 target, for a total of 381 metres, all of which is in peridotite. No massive sulphides were seen but test samples have been taken at ten metre intervals for assay. The significance of this target is its position in a major north south fracture. It could, like Eagle One and Eagle Two, represent a conduit or feeder zone.

100% Owned Lac La Blache Property

The Company entered into a purchase agreement with 7013833 Canada Inc. for the sale of these claims. To earn a 100% interest in the property 7013833 Canada Inc., will pay a total of $175,000, issuing

$1,500,000 redeemable face value of fully paid and non-assessable preferred shares. The preferred shares are secured by the property and have a 5% annual dividend. The Company will retain a 2% NSR, rising to 4% two years following production. An advance royalty of $100,000 per annum is payable beginning at the end of year three.

50% Owned Hanna and Consolidated Morrision Claims

The Company, in partnership with the Sheridan Platinum Group Ltd., entered into a purchase agreement with 7013833 Canada Inc. for the sale of these claims. To earn a 100% interest in the property 7013833 Canada Inc., will pay a total of $175,000, issuing $1,500,000 redeemable face value of fully paid and non-assessable preferred shares (50% to Fancamp). The preferred shares are secured by the property and have a 5% annual dividend. The Company will retain a 2% NSR, rising to 4% two years following production. An advance royalty of $100,000 per annum is payable beginning at the end of year three.

Other Properties

See Note 5 – Mineral Properties Interests attached to the financial statements for the period ended October 31, 2008,. for further information on the Company's other mineral property holdings.

INVESTMENT IN THE MAGPIE MINES INC.

The Company's 48.7% owned subsidiary, The Magpie Mines Inc., completed an 800 metre drill programme on its titaniferous magnetite deposit located on Quebec's North Shore, some eighty miles north of the coast near Longue Pointe de Mingan. Three holes were drilled on the Magpie deposit # 2, a 2.2 mile long section of the Magpie. These holes were drilled from west to east, on two EW profiles, 2000 ft apart, at dips of 50 degrees. Hole 1 was drilled on the southern profile, and intersected massive titaniferous magnetite over 1306 ft in the hole. Holes 2 and 3 were drilled on the northern profile. Hole 2 intersected 960 ft of massive titaniferous magnetite. Hole 3, drilled from the same setup, at 70 degrees, intersected 230 ft of massive titaniferous magnetite and was stopped in that material.

The purpose of this programme was to confirm historical grades and continuity to depth.

SUMMARY OF QUARTERLY RESULTS

Selected financial information for the quarter ended October 31, 2008 and the preceding 7 quarters:

Three Months Ended	3rd Quarter January 31, 2008	4th Quarter April 30, 2008	1st Quarter July 31, 2008	2nd Quarter October 31, 2008
Mineral Property Option and Royalty Revenue	$46,342	$594,521	$35,370	$32,500
Net Income (Loss)	$15,214	$235,796	($1,294,585)	$2,259,638
Income (Loss) Per Share	$0.000	$0.010	($0.050)	$0.030
Fully Diluted Income (Loss) Per Share	$0.000	$0.010	($0.040)	$0.030

Three Months Ended	3rd Quarter January 31, 2007	4th Quarter April 30, 2007	1st Quarter July 31, 2007	2nd Quarter October 31, 2007
Mineral Property Option Revenue	-	$525,504	$166,384	$100,000
Net Income (Loss)	($24,088)	$500,194	$146,072	($2,686,609)
Income (Loss) Per Share	($0.001)	$0.020	$0.010	($0.110)
Fully Diluted Income (Loss) Per Share	($0.001)	$0.020	$0.010	($0.100)

The net loss incurred in the quarters ended July 31, 2008 and October 31, 2007 were the result of costs attributed to stock based compensation. The Company has achieved net income in most of the other periods from mineral property option payments and royalty revenue. $2,264,751 of income recorded in

the second quarter ended October 31, 2008 resulted from the sale of the Company's interest in certain mineral properties.

LIQUIDITY AND CAPITAL RESOURCES

Fancamp Exploration Ltd. is a development stage company in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. With no producing properties, the Company has no current operating income or cash flow. All of the Company's short and medium-term operating and exploration cash flow is derived through external financing and joint venture option payments.

The Company had working capital of $4,115,312 as at October 31, 2008.

Also see Note 9 "Contingencies" attached to the financial statements.

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

See Note 7 "Related Party Transactions and Balances" attached to the financial statements. In addition, the Company has a number of joint ventures with the Sheridan Platinum Group.

SUBSEQUENT EVENTS

See Note 10 "Subsequent Events" attached to the financial statements.

RISK AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties inherent in this business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the Company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only source of future funds for further exploration programs or for the development and commercial production of economic ore bodies are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available, however, management feels that it can achieve success in this area for the near future.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

In accordance with *CICA Handbook Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments,* the Company recognizes stock-based compensation expense for the estimated fair value of equity-based instruments granted to both employees and non-employees. Compensation costs attributable to stock options or similar equity instruments granted to employees are measured at the fair value at the grant date, and expensed over the expected vesting period.

Transactions in which goods or services are received from non-employees in exchange for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

Long-lived assets of the Company are reviewed when changes in circumstances suggest their carrying value has become impaired. Management considers assets to be impaired if the carrying value exceeds the estimated undiscounted future projected cash flows to result from the use of the asset and its eventual disposition. If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

CHANGE IN ACCOUNTING POLICY

The Company did not make any changes to its accounting policy during the Quarter.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCING REPORTING

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of the Company's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications within the Company. While management of the Company has put in place certain procedures to mitigate the risk of a material misstatement in the Company's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document, which are not historical facts, are forward looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause differences include, but are not limited to, are volatility and sensitivity to market prices for base metals, environmental and safety issues, changes in government regulations and policies and significant changes in the supply-demand fundamentals for base metals that could negatively affect prices. Although the Company believes that the assumptions used are reasonable, these statements should not be heavily relied upon. The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

CORPORATE INFORMATION – AS AT OCTOBER 31, 2008

TSX Venture Exchange	Trading Symbol: FNC
Authorized Capital:	50,000,000 common shares n.p.v.
Shares Outstanding:	30,970,981 common shares
Fully Diluted Shares Outstanding:	35,779,981 common shares
Head Office:	7290 Gray Avenue Burnaby, B.C., V5J 3Z2 Telephone: 604-434-8829 Facsimile: 604-434-8823
Regional Office:	340 Victoria Avenue Westmount, Quebec, H3Z 2M8 Telephone: 514-481-3172 Facsimile: 514-481-8943
Transfer Agent:	Computershare 2nd Floor, 510 Burrard Street Vancouver, B.C., V6C 3B8
Auditor:	Chang Lee LLP 505-815 Hornby Street Vancouver, B.C., V6Z 2E6
Directors:	Peter H. Smith, PhD., P. Eng., President and Director Debra Chapman, Secretary and Director Gilles Dubuc, Director Michael Sayer, Director

For further information see the Company's website: www.fancampexplorationltd.ca

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